Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Thermadyne Holdings Corporation:

We consent to the use of our report dated March 29, 2012 with respect to the consolidated balance sheets of Thermadyne Holdings Corporation (the Company) as of December 31, 2011 (Successor Company) and 2010 (Successor Company), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2011 (Successor Company), the period from December 3, 2010 through December 31, 2010 (Successor Company), the period from January 1, 2010 through December 2, 2010 (Predecessor Company), and the year ended December 31, 2009 (Predecessor Company), included herein and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP

St. Louis, Missouri

April 27, 2012